Kid Castle Educational Corporation

370 Amapola Ave, #200A

Torrance, CA 90501

November 28, 2020

            Re:      Kid Castle Educational Corporation

Amendment No. 3 to Registration Statement on Form 10

Filed October 14, 2020

File No. 000-56174

To whom it may concern:

Please see the answer to your comments below.

Amendment No. 3 to Registration Statement on Form 10

Business, page 5

1.      Please revise to describe the acquisitions of Community Economic Development Capital, LLC on September 15, 2020 and CannabidiolHemp on November 15, 2019. In addition, please file the relevant agreements as exhibits to your next amendment.

This has been revised and updated to include information requested.

On November 15, 2019, for $499.00 in cash payment, Kid Castle Educational Corporation, through its wholly owned subsidiary, Cannabinoid Biosciences, Inc. completed the acquisition of CannabidiolHemp (CannabidiolHemp.net), a website for CBD quality aggregator and standard validator.  The company believes this acquisition would help it to build Kid Castle into a major “pure-play” CBD operation in the United States and Canada.  The Company hoped that CBD distribution channel, like CannabidiolHemp, would help it to become a vertically integrated “pure-play” CBD operation in the United States.  However, so far, the Company’s hopes and projections on establishing a vertically integrated “pure-play” CBD operation has not materialized because of the business disruptions caused by COVID-19.  Because of COVID-19 we were unable to obtain the financing necessary to make the acquisition of the businesses we needed to achieve our objective. And there is no guarantee that we could be able to acquire one or more businesses in the future.  So far, the acquisition of CannabidiolHemp had not resulted in any revenue or profit to the Company.

On September 15, 2020, Kid Castle Educational Corporation (the “Company”) entered into a stock purchase agreement with certain corporation related to our President and CEO with respect to the private placement of 900,000 shares of its preferred stock at a purchase price of $3 in cash and a transfer of 100% interest in, and control of Community Economic Development Capital, LLC (a California Limited Liability Company).   The shares were issued to the investors without registration under the Securities Act of 1933 based upon exemptions from registration provided under Section 4(2) of the Act and Regulation D promulgated thereunder.  The issuances did not involve any public offering; no general solicitation or general advertising was used in connection with the offering. Community Economic Development Capital, LLC (a California Limited Liability Company), is a specialty real estate holding company for specialized assets including, affordable housing, opportunity zones properties, medical real estate investments, hemp farms, CBD related commercial facilities, industrial and commercial real estate, and other real estate related services.   As at the time of this transaction, all four businesses involved in the transaction were controlled by Mr. Frank I Igwealor. Because both the buyer and seller in the above acquisitions were under the control of the same person, the transaction was classified as “common control transaction and therefore fall under “Transactions Between Entities Under Common Control“ subsections of ASC 805-50.

Plan of Operations for the Next Twelve Months, page 34

2.      We note your response to prior comment 4. Please revise to explain what it means for a business to be "Farm Bill" compliant and disclose how you will determine compliance. In addition, please revise your statement that you do not and will not own "any cabbabis growing...facilities" to clarify, if true, that you mean facilities that grow non-hemp cannabis.

This has been revised and updated to show that A “Farm Bill” compliant business is one that strictly cultivates and utilizes “hemp” as specified by the Bill.  The 2018 Farm Bill legalized production of hemp for all … allowing for full-scale commercial production of hemp as provided in the Bill.  https://www.ams.usda.gov/sites/default/files/HempExecSumandLegalOpinion.pdf

Financial Statements

Note 5. Mergers and Acquisition, page 69

3.      We note your responses to prior comment 6. It is still not clear from your disclosure how the transactions with Cannabinoid Biosciences, Inc. resulted in cash proceeds to you of approximately $190,000 as reflected on your Statement of Cash Flows for the year ended December 31, 2019. Please tell us in greater detail and disclose in your filing how your transactions with Cannabinoid Biosciences, Inc. resulted in cash proceeds to you of approximately $190,000 or if appropriate, reconsider your cash flow presentation.

Kid Castle Educational Corporation (“KDCE”) acquisition of Cannabinoid Biosciences, Inc. (“CBDX”) did not result in cash proceeds.  No cash, but $1 (a token), changed hand between to KDCE or any of KDCE officers with CBDX.  Rather, as could be seen from the consolidation worksheet below, based on the Consolidation method of accounting, the $189,956 amount was consolidated from Cannabinoid Biosciences, Inc. statement of cash flow.  Other than the $1 (token), KDCE acquisition of CBDX did not result in any cash transfer to KDCE or any of KDCE officers.  The Cash flow transactions happened inside Cannabinoid Biosciences, Inc., prior to our transaction with Cannabinoid Biosciences, Inc.  The $189,956 was the amount from CBDX that was consolidated into our consolidated financial statements.

KDCE consolidation worksheet:

	KDCE	CBDZ	Consolidated

Cash and Cash Equivalents	$ -	$ 10,878	$ 10,878
Other Current Assets	-	8,620	8,620
Fixed Assets	-	17,550	17,550
Other Assets	-	41,579	41,579
Accounts Payable	-	800	800
Loans – Related Parties	-	41,559	41,559
Revenue	-	6,189	6,189
Gross Profit	-	6189	6,189
Selling, general and administrative	-	53689.91	53,690
Marketing and Advertising	-	44,004	44,004
Salaries and wages	-	25,759	25,759
Professional fees	-	26,680	26,680
Net gains (losses) Investments	-	5,738	5,738
Net Loss (Income)	-	(149,682)	(149,682)
Net Cash Flows Used in Operating Activities	-	(159,102)	(159,102)
New Cash Flows Used in Investing Activities	-	(59,129)	(59,129)

New Cash Flows from Financing Activities:			-
Loan from related parties	-	37,458	37,458
Common Stock issuance		303	303
Additional paid in capital from stock issuance	-	189,956	189,956
			-
Shareholders' Deficit			-
Preferred stock, $.00001 par value, 1,000,000 shares authorized, 100,000 issued and outstanding	$ 10	$ -	$ 10
Common Stock, $0.00001 par value, 1,000,000,000 shares authorized, 2,324,706 and 922,324,706 issued and outstanding as at December 31, 2018 and 2019 respectively	9,223	1,973	11,196
Additional Paid-In Capital	7,629,427	196,686	7,645,367
Accumulated Deficit	(7,638,660)	(162,390)	(7,801,050)
Total Shareholders' Equity	$ -	$ 36,269	$ 36,269

Total Liabilities and Shareholders' Deficit	$ -	$ 36,269	$ 36,269

4.      In addition, please make conforming changes to your Form 10-K for the fiscal year ended 2019 resulting from the review of your Form 10.

This has been revised and updated.

General

5.      Please describe the circumstances surrounding the notice issued by the Commission on January 21, 2020 relating to the suspension of trading of your shares on OTC Link for a period of ten business days. Please provide sufficient disclosure in the Form 10 so that investors may fully understand the level of involvement of and due diligence performed by your current officers and directors with respect to the formation and corporate history of the company, the trading of your shares, and the events leading to the order. Please also provide appropriate risk factor discussion of this issue. If you were required to expend a material amount of resources on matters related to this issue and/or if you may do so in the future, please discuss this in sufficient detail. We may have further comments after reviewing the revised disclosure.

On January 21, 2020, we received notification about their decision to suspend trading in the securities of “Kid Castle Education Corporation (“KDCE” or “the company”) (CIK No. 1049011) due to questions and concerns about: (1) the adequacy and accuracy of publicly available information concerning KDCE’s current corporate control and its operations in the marketplace, including in filings with the Commission made on October 25, November 5, November 14, November 18, and November 27, 2019, as amended on December 6, 2019; and (2) recent, unusual and unexplained market activity in the company’s stock, including, but not limited to, activity between October 25 and October 28, 2019.”

Upon the receipt of the notification, we called the number listed on the letter to speak with the SEC staff listed.  We explained to them that our involvement with KDCE started on October 21, 2019 when gained control of KDCE, and that prior to that date, neither us nor any of our officers and shareholders own or sold shares of KDCE. We did not have any idea or information about whatever happened with KDCE and its common stock until October 21, 2019.  We explained that by the time on the unusual price movement in the stock, we did not even have access to the shareholders’ list and none of our officers or directors have any shares of KDCE to sell.  We spoke to three staff who told us to wait for a formal request from their office.

We received the form letter from the Division of Enforcement on February 18, 2020 to immediately preserve, and voluntarily provide them with, the information and documents listed on the request.  We promptly complied with the request, gathered all the requested information and documents and submitted them to the SEC Division of Enforcement on March 2, 2020.

None of our current officers owned shares of KDCE prior to, and immediately after the transaction of October 21, 2019.  None of our officers sold shares of KDCE during the period in question.  Due diligence performed by our current officers and directors with respect to the acquisition of control of KDCE was limited to reading KDCE’s previously filed information on the SEC website. Our current officers and directors have no hand in the formation and corporate history until October 21, 2019.  Our current officers and directors did not own of trade shares, or participate in the events leading to the suspension order.

Except for the hours put in by our CEO, Mr. Frank Igwealor, we expend no other material amount of resources on matters related to this issue.  We do not expect to expend any material amount of resources on this issue because we call the staff after submitting the information and documents requested and one of them assured that they would reach out to us again if they need any additional information.  We believe that we had addressed all the issues and concerns raised.

We have updated to provide disclosure in the Form 10 so that investors may fully understand the level of involvement of and due diligence performed by our current officers and directors with respect to the formation and corporate history of the company, the trading of shares, and the events leading to the suspension order.

Please contact me at kidcastlecorp@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Kid Castle Educational Corporation